UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

30041R108

(CUSIP Number)

June 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS David B. Blundin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,171,282 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,171,282 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,171,282 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Ventures Investment Vehicle II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,626,793 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,626,793 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,626,793 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Equity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 558,809 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 558,809 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,809 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Ventures LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,999,913 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,999,913 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,999,913 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Cogo Labs, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 558,809 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 558,809 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,809 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Link Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,999,913 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,999,913 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,999,913 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Seth Birnbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 323,043 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 323,043 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,043 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 30041R108

1	NAME OF REPORTING PERSONS Tomas Revesz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 662,724 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 662,724 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,724 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1 (a).	Name of Issuer:	EverQuote, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:
210 Broadway Cambridge, Massachusetts 02139

Item 2 (a).	Name of Person Filing:
David B. Blundin Link Ventures Investment Vehicle II, LLC Link Equity Partners, LLC Link Ventures LLLP Link Management LLC Cogo Labs, Inc. Seth Birnbaum Tomas Revesz

Item 2 (b).	Address of Principal Business Office or, if none, Residence:
One Kendall Square Suite B2106 Cambridge, Massachusetts 02139

Item 2 (c).	Citizenship:

David B. Blundin, United States

Link Ventures Investment Vehicle II, LLC, a Delaware limited liability company

Link Equity Partners, LLC, a Delaware limited liability company

Link Ventures LLLP, a Delaware limited partnership

Link Management LLC, a Delaware limited liability company

Cogo Labs, Inc., a Delaware Corporation

Seth Birnbaum, United States

Tomas Revesz, United States

Item 2 (d).	Title of Class of Securities:
Class A Common Stock, par value $0.001 per share

Item 2 (e).	CUSIP Number:
30041R108

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d – 1(b)(1)(ii)(J), please specify the type of institution: ___________

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

As of June 11, 2020, (i) Link Ventures Investment Vehicle II, LLC directly owned 717,253 shares of Class A Common Stock and 4,909,540 shares of Class B Common Stock; (ii) Link Ventures LLLP directly owned 352,991 shares of Class A Common Stock and 2,646,922 shares of Class B Common Stock; (iii) Cogo Labs, Inc. directly owned 558,809 shares of Class A Common Stock; (iv) Mr. Birnbaum owned 53,394 shares of Class A Common Stock, 237,904 shares of Class B Common Stock and held options and RSUs to purchase 31,745 shares of Class B Common Stock that vest within 60 days of June 11, 2020; and (v) Mr. Revesz owned 100,979 shares of Class A Common Stock, 530,000 shares of Class B Common Stock and held options and RSUs to purchase 31,745 shares of Class B Common Stock that vest within 60 days of June 11, 2020.

The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.

(b)	Percent of class:

Mr. Blundin: 37.6%; Mr. Birnbaum: 1.2%; and Mr. Revesz: 2.5%.

The aggregate percentage of Class A Common Stock is based upon 17,922,392 shares of Class A common stock, $0.001 par value per share, issued and outstanding and 9,109,517 shares of Class B common stock, $0.001 par value per share, as indicated by EverQuote, Inc. in its Form 10-Q for the period ended March 31, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.

(ii)	Shared power to vote or to direct the vote. See Row 6 of the cover page for each of the Filing Persons.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each of the Filing Persons.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each of the Filing Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Blundin is the (i) managing member of Link Ventures Investment Vehicle II, LLC, (ii) managing member of Link Management LLC, which is the general partner of Link Ventures LLLP; and (iii) managing member of Link Equity Partners, LLC, which is the sole stockholder of Cogo Labs, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Link Ventures LLLP and Messrs. Birnbaum and Revesz are parties to a Voting Agreement dated as of February 8, 2018, as amended (the “Voting Agreement”). Pursuant to the Voting Agreement, Mr. Blundin holds an irrevocable proxy over the shares of Class A Common Stock and Class B Common Stock held by Messrs. Birnbaum and Revesz.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2020

/s/ David B. Blundin
David B. Blundin

Link Ventures Investment Vehicle II, LLC

By:	/s/ David B. Blundin
David B. Blundin
Managing Manager

Link Ventures LLLP
By: Link Management LLC, its general partner

By:	/s/ David B. Blundin
David B. Blundin
Managing Manager

Link Management LLC

By:	/s/ David B. Blundin
David B. Blundin
Managing Manager

Link Equity Partners, LLC

By:	/s/ David B. Blundin
David B. Blundin
Managing Manager

Cogo Labs, Inc.

By:	/s/ Robert Fisher
Robert Fisher
President & Chief Executive Officer

/s/ Seth Birnbaum
Seth Birnbaum

/s/ Tomas Revesz
Tomas Revesz

Exhibit Index

Exhibit No.	Document

1	Joint Filing Agreement, dated February 14, 2019, by and among David B. Blundin, Link Ventures Investment Vehicle II, LLC, LV2 LP EQ Series B SPV, LLC, Link Equity Partners, LLC, Link Ventures LLLP, Link Management LLC, Cogo Labs, Inc., Seth Birnbaum and Tomas Revesz (incorporated by reference to Exhibit 1 to the Schedule 13D filed by David B. Blundin on February 14, 2019).